Final Term Sheet	Filed Pursuant to Rule 433
(To prospectus supplement dated March 1, 2010	Registration No: 333-165076
and prospectus dated February 25, 2010)	August 26, 2010
CUSIP No. 78355HJP5
RYDER SYSTEM, INC.
Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	August 26, 2010

Principal Amount:	$300,000,000

Public Offering Price:	99.886%

Issue Date (T+5)*:	September 2, 2010

Maturity Date:	March 1, 2016

Interest Rate:	3.60%

Day Count:	30/360

Net Proceeds to Ryder (before	$298,158,000
expenses):

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year,
commencing March 1, 2011, and at Maturity

Underwriters’ Commission:	0.50%

Record Dates:	February 15 and August 15

Form:	☑ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity
☑ The Notes may be redeemed prior to maturity

Optional Redemption:	☐ No
☑ Yes

Other Terms

The Notes will be redeemable as a whole at any time or
in part from time to time, at our option, at a
redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being
redeemed, or

(ii) the sum of the present values of the remaining
scheduled payments of principal and interest on the
notes being redeemed (not including any portion of such
payments of interest accrued as of the date of
redemption), from the redemption date to March 1, 2016
discounted to the redemption date on a semi-annual
basis (assuming a 360-day year consisting of twelve
30-day months) at the Treasury Rate plus 35 basis
points,

plus, in either case, any interest accrued but not paid
to the date of redemption.

“Treasury Rate” means, with respect to any redemption
date for the Notes,

(i) the yield, under the heading which represents the
average for the immediately preceding week, appearing
in the most recently published statistical release
designated “H. 15(519)” or any successor publication
which is published weekly by the Board of Governors of
the Federal Reserve System and which establishes yields
on actively traded United States Treasury securities
adjusted to constant maturity under the caption
“Treasury Constant Maturities,” for the maturity
corresponding to the Comparable Treasury Issue (if no
maturity is within three months before or after the
maturity date for the Notes, yields for the two
published maturities most closely corresponding to the
Comparable Treasury Issue will be determined and the
Treasury Rate shall be interpolated or extrapolated
from those yields on a straight line basis, rounding to
the nearest month), or

(ii) if the release referred to in (i) (or any
successor release) is not published during the week
preceding the calculation date or does not contain the
yields referred to above, the rate per year equal to
the semi-annual

equivalent yield to maturity of the
Comparable Treasury Issue, calculated using a price for
the Comparable Treasury Issue (expressed as a
percentage of its principal amount) equal to the
Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third
Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States
Treasury security selected by an “Independent
Investment Banker” as having a maturity comparable to
the remaining term of the Notes to be redeemed that
would be utilized, at the time of selection and in
accordance with customary financial practice, in
pricing new issues of corporate debt securities of
comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to
any redemption date for the Notes, Wells Fargo
Securities, LLC and its successors or, if such firm or
any successor to such firm, as the case may be, is
unwilling or unable to select the Comparable Treasury
Issue, an independent investment banking institution of
national standing appointed by us.

“Comparable Treasury Price” means with respect to any
redemption date for the Notes,

(i) the average of four Reference Treasury Dealer
Quotations for the redemption date, after excluding the
highest and lowest of those Reference Treasury Dealer
Quotations, or

(ii) if the Trustee is given fewer than four Reference
Treasury Dealer Quotations, the average of all
quotations obtained.

“Reference Treasury Dealer” means, with respect to any
redemption date for the Notes, (i) RBS Securities Inc. and
its successors (provided, however, that if
any such firm or any such successor, as the case may
be, ceases to be a primary U.S. Government securities
dealer in the United States (a “Primary Treasury
Dealer”), we shall substitute therefor another Primary
Treasury Dealer), and

(ii) three other Primary Treasury
Dealers selected by Wells Fargo Securities, LLC or its
successor after consultation with us.

“Reference Treasury Dealer Quotations” means, with
respect to each Reference Treasury Dealer and any
redemption date, the average, as determined by the
Trustee, of the bid and asked prices for the Comparable
Treasury Issue (expressed in each case as a percentage
of its principal amount) quoted in writing to the
Trustee by that Reference Treasury Dealer, at 5:00 p.m.
on the third Business Day preceding the redemption
date.

Notice of any redemption will be mailed at least 30
days but no more than 60 days before the redemption
date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price,
on and after the redemption date, interest will cease
to accrue on the Notes or portions of the Notes called
for redemption.

Repayment at Option of Holder:	☑ If we experience a Change of Control
Triggering Event, we may be required to offer to
purchase the Notes from holders as described below
under “Offer to Redeem Upon Change of Control
Triggering Event.”

Discount Note:	☐ Yes ☑ No

Total Amount of OID:	N/A

Yield to Maturity:	N/A

Initial Accrual Period OID	N/A
Offer to Redeem Upon Change of Control Triggering Event.
     Upon the occurrence of a Change of Control Triggering Event (as defined below), each Holder of Notes will have the right to require us to purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

     Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the Change of Control, we will be required to send, by first class mail, a notice to each Holder of Notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. Holders of Notes electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender their Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the paying agent at the address specified in the notice, or transfer their Notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.
     We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.
     We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.
     “Below Investment Grade Rating Event” means the rating on the Notes is lowered by each of the Rating Agencies and the Notes are rated below Investment Grade by each of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of (1) the occurrence of a Change of Control or (2) public notice of the occurrence of a Change of Control or our intention to effect a Change of Control; provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

     “Change of Control” means the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than our company or our subsidiaries, becomes the beneficial owner (as defined in Rules 13(d)(3) and 13(d)(5) under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of our Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares.
     “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.
     “Fitch” means Fitch Ratings.
     “Investment Grade” means a rating of BBB- (with at least a neutral outlook) or better by Fitch (or its equivalent under any successor rating category of Fitch); a rating of Baa3 (with at least a neutral outlook) or better by Moody’s (or its equivalent under any successor rating category of Moody’s); and a rating of BBB- (with at least a neutral outlook) or better by S&P (or its equivalent under any successor rating category of S&P).
     “Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.
     “Rating Agency” means (1) each of Fitch, Moody’s and S&P, and (2) if any of Fitch, Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.
     “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
     “Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such person.
     If we experience a Change of Control Triggering Event, we may not have sufficient financial resources available to satisfy our obligations to repurchase the Notes. In addition, our ability to repurchase the Notes may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Subject to the limitations described in the accompanying prospectus supplement and prospectus to which this pricing supplement relates, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the Notes.

Joint Book-Running Managers

Mitsubishi UFJ Securities	RBS	Wells Fargo Securities
Senior Co-Managers

BofA Merrill Lynch	BNP PARIBAS	Mizuho Securities USA Inc.
Morgan Stanley	RBC Capital Markets	SunTrust
US Bancorp Investments, Inc.
Junior Co-Managers

BNY Mellon Capital Markets, LLC	Citi	Comerica Securities
HSBC	Jefferies & Company	Morgan Keegan & Company, Inc.
PNC Capital Markets LLC

Underwriters Capacity:	☐ As agent ☑ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the Time of sale.

☑ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Plan of Distribution:
     Under the terms and subject to the conditions of the Selling Agency Agreement dated March 1, 2010 among Ryder System, Inc. (the “Company”) and Banc of America Securities LLC, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Comerica Securities, Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Morgan Keegan & Company, Inc., Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, RBS Securities Inc., SunTrust Robinson Humphrey, Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC as well as under the terms of the Terms Agreement dated August 26, 2010 among the Company and Mitsubishi UFJ Securities (USA), Inc., RBS Securities Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and Ryder has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Mitsubishi UFJ Securities (USA), Inc.	$58,000,000
RBS Securities Inc.	58,000,000
Wells Fargo Securities, LLC	58,000,000
Banc of America Securities LLC	12,000,000
BNP Paribas Securities Corp.	12,000,000
Mizuho Securities USA Inc.	12,000,000
Morgan Stanley & Co. Incorporated	12,000,000
RBC Capital Markets Corporation	12,000,000
SunTrust Robinson Humphrey, Inc.	12,000,000
U.S. Bancorp Investments, Inc.	12,000,000
BNY Mellon Capital Markets, LLC	6,000,000
Citigroup Global Markets Inc.	6,000,000
Comerica Securities, Inc.	6,000,000
HSBC Securities (USA) Inc.	6,000,000
Jefferies & Company, Inc.	6,000,000
Morgan Keegan & Company, Inc.	6,000,000
PNC Capital Markets LLC	6,000,000

Total	$300,000,000

     The Underwriters are committed to take and pay for all of the Notes if any are taken.
     The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
     Each Underwriter and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending services for, the Company and certain of its affiliates in the ordinary course of business for which they have received, or may receive, customary fees and expenses.

     * Delivery is expected to be made against payment for the Notes on the Issue Date, which will be the fifth business day following the date of this final term sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of this final term sheet or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the pricing supplement and prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
     You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mitsubishi UFJ Securities (USA), Inc. toll free at 877-649-6848 or RBS Securities Inc. toll free at 866-884-2071 or Wells Fargo Securities, LLC toll-free at 800-326-5897.